

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 27, 2020

James Sinclair
Executive Chairman
Tanzanian Gold Corp
#202, 5226 Larch Street
Vancouver, British Columbia
Canada V6M 4E1

 Re: Tanzanian Gold Corp
 Registration Statement on Form F-3
 Filed August 21, 2020
 File No. 333-248210

Dear Mr. Sinclair:

 This is to advise you that we have not reviewed and will not review your registration statement.

 Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 Please contact Kevin Dougherty at (202) 551-3271 with any questions.

 Sincerely,

 Division of Corporation Finance
 Office of Energy & Transportation

cc: Daniel B. Eng